SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

CNH GLOBAL N.V.

Form 6-K for the month of July 2010

List of Exhibits:

1.	News Release entitled, “CNH Improves Revenue and Operating Profit in Second Quarter 2010”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Richard Tobin
Richard Tobin
Chief Financial Officer

July 21, 2010

FOR IMMEDIATE RELEASE

For more information contact:
Gerry Spahn, Investor Relations +1 (630) 887-2385

CNH Improves Revenue and Operating Profit in Second Quarter 2010

•	Net Sales increased 10.7% to $3.9 billion

•	Operating Profit improved 105% to $330 million

•	Construction equipment segment posts first profit since 2008

•	Second quarter EPS before exceptional items at $0.59 per share

•	Probable upgrade to FY guidance at the end of Q3

	Quarter Ended		Percent Change
(US$ in millions)	6/30/2010	6/30/2009

Net Sales of Equipment	$3,938	$3,558	10.7%
Equipment Operations Operating Profit	$330	$161	105.0%
Equipment Operations Operating Margin	8.4%	4.5%	3.9	pts
Financial Services Net Income	$33	$45	(26.7)%
Net Income (Loss) attributable to CNH	$144	$(67)	nm
Net Income (Loss) Before Restructuring and Exceptional Items	$140	$(15)	nm
Diluted EPS Before Restructuring and Exceptional Items	$0.59	$(0.06)	nm
Equipment Operations Operating Cash Flow	$1,154	$665	73.5%
Equipment Operations Net (Cash) Debt	$(1,770)	$338	nm

BURR RIDGE, IL. — (MARKET WIRE) — CNH Global N.V. (NYSE: CNH) announced its financial results for the second quarter which ended June 30, 2010. For the quarter, Net Sales increased 10.7% (7.9% on a constant currency basis) to $3.9 billion as positive performance in the Americas and Rest of World markets more than offset difficult economic conditions in Western and Eastern Europe. Equipment Operations posted an Operating Profit of $330 million as a result of higher volumes, better pricing and reduced industrial costs. Operating profit improved $169 million at a margin of 8.4%.

The segmental Net Sales split was 80% agricultural equipment and 20% construction equipment, largely in line with the comparable period of 2009, on a constant currency basis. The geographical distribution of revenue for the period was 42% North America, 24% Western Europe, 17% Latin America, and 17% Rest of World. The Group’s ability to access the global agricultural and construction equipment markets through its dispersed manufacturing and dealership networks allowed CNH to increase revenues.

Equipment Operations generated $1.3 billion in cash flow from operating activities in the first half. This was used to finance capital expenditures of $90 million with the balance reducing Group indebtedness. During the quarter, CNH Equipment Operations completed a new refinancing transaction through the issuance of $1.5 billion in notes with a maturity of 2017, improving the Group’s debt duration profile. The proceeds will be used to retire the Group’s existing $500 million in notes due 2014 and to pay down certain inter-company debt by the end of 2010. CNH Equipment Operations ended the period with a net cash position of $1.8 billion, an increase of $2.1 billion from the comparable period in 2009.

CNH’s 49% effective tax rate for the period is higher than the Group’s normalized expectations of 32% to 36% and is largely due to losses in Europe, as a result of production curtailment, that could not be tax effected.

Net Income before restructuring and exceptional items for the period at $140 million ($144 million inclusive of exceptional items) resulted in the Group generating an EPS of $0.59 ($0.60 inclusive of exceptional items) compared to a loss of $(0.06) in the comparable prior year period.

2010 Market Outlook

CNH anticipates that global agricultural equipment markets will be flat in 2010. The CNH outlook for the global construction equipment markets is for an increase of 25% to 30% in 2010.

2010 CNH Outlook

It is probable, in the view of the Group’s performance to date and current forecasts for trading activity for the business in the remainder in the year, that CNH will upgrade guidance for 2010 when announcing Q3 2010 results.

SEGMENT RESULTS

Agricultural Equipment

	Quarter Ended		Percent Change
(US$ in millions)	6/30/2010	6/30/2009

Net Sales of Equipment	$3,148	$3,011	4.5%
Gross Profit	$644	$523	23.1%
Gross Margin	20.5%	17.4%	3.1	pts
Operating Profit	$317	$255	24.3%
Operating Margin	10.1%	8.5%	1.6	pts

Agricultural Equipment Industry and Market

Worldwide agricultural industry retail unit sales decreased 4% compared to the second quarter of 2009. Global tractor sales fell 4% and global combine sales fell 6% for the quarter. North American markets rose 3%, with tractors up 3% and combine sales stable as the outlook for net farm income supported continued strong demand in the large cash crop segments. Strong commodity prices and the continuation of government support programs drove demand in Latin America where tractor sales rose 39% and combines were up 41%. Difficult economic conditions drove the decline in Western Europe with industry sales dropping 17% for the quarter, with tractor sales down 16% and combines down 35%. Rest of World markets were down 7%, with a drop in tractor sales of 7% and a rise in combine sales of 10%.

CNH Agricultural Equipment Second Quarter Results

Net Sales in the agricultural equipment segment increased 4.5% for the quarter (2.3% on a constant currency basis) as solid performances in the Americas more than offset the difficult market conditions in Western and Eastern Europe, the CIS, and Australia. Operating Margin for the period increased 10.1% from 8.5% in the comparable period in 2009. This improved profit performance was largely the result of improved industrial economics, product mix, and favorable geographic distribution of revenues.

Company and dealer inventories closed the period largely in line with estimated market demand and historical norms for the period.

CNH continued to invest in its agricultural equipment product portfolio and industrial capacity during the quarter. Significant effort continued to be invested in the preparation of Tier 4/Stage III A product introductions with product pre-sells to be launched in the second half of 2010. These new products, to be launched in the North American and European markets, will not only be upgraded to meet compliance standards for engine emissions, but will also encompass performance and styling upgrades.

Prior period capacity expansions contributed to CNH’s ability to meet market demand, especially in Brazil with the Group’s Sorocaba and Curitiba facilities for tractors and combines. In India, CNH has expanded capacity to meet local market and export tractor demand, and to increase component capacity in support of the CNH industrial network.

Construction Equipment

	Quarter Ended		Percent Change
(US$ in millions)	6/30/2010	6/30/2009

Net Sales of Equipment	$790	$547	44.4%
Gross Profit	$117	$2	nm
Gross Margin	14.8%	0.4%	14.4	pts
Operating Profit	$13	$(94)	nm
Operating Margin	1.6%	(17.2)%	18.8	pts

Construction Equipment Industry and Market

Global industry unit volume of construction equipment rose 60% in the second quarter compared to the prior year, with light equipment up 38% and heavy equipment up 82%. North American demand was up 13%, with heavy equipment volumes up 8% and light equipment rising 15%. Western European markets rose 17% as the industry stabilized off of last year’s extremely low levels. In Latin America, the market more than doubled, driven by strong demand and a very low comparative base. Industry sales in Rest of World markets jumped approximately 90% on strong growth in the APAC region driven by steady growth in China.

CNH Construction Equipment Second Quarter Results

Construction equipment sector Net Sales increased 44.4% (38.6% on a constant currency basis) as, similar to the agricultural segment, unit demand in the Americas and certain Rest of World markets more than offset a decline in Net Sales in Europe. The sector posted an Operating Profit for the quarter of $13 million and an Operating Margin of 1.6%, reversing the $(94) million loss in the comparable quarter in 2009. This improved performance was a result of the increased commercial volume, the reduction in cost base from prior period restructuring actions, and improved industrial economics, resulting primarily from reduced input costs.

Despite the sector posting an improved performance, conditions remain tenuous in developed markets, resulting in a material portion of the sector’s industrial capacity remaining under-utilized, primarily in Europe. The sector continued to make good progress reducing whole goods inventory levels primarily in North America, Western and Eastern Europe, with a corresponding improvement in working capital. Conversely, due to increased demand in Latin America, particularly Brazil, where CNH holds a strong share position and large installed machine park, capacity utilization is being expanded in two manufacturing sites to meet projected demand and reduce manufacturing bottlenecks.

CNH continued to invest in its construction equipment product portfolio during the period, with product launches for a new backhoe (designed for Tier 4 engine compliance) in Q4 2010 and a new skid steer in Q1 2011, on schedule; both products represent material upgrades in performance for the operator and are in line with the Group’s global platform strategy.

CNH Financial Services Second Quarter Results

	Quarter Ended		Percent Change
(US$ in millions)	6/30/2010	6/30/2009

Net Income	$33	$45	(26.7)%
On-Book Asset Portfolio	$14,519	$8,991	61.5%
Managed Asset Portfolio	$16,998	$18,054	(5.9)%

Financial Services’ Net Income for the quarter ending June 30, 2010 was $33 million, a reduction of $12 million compared to the quarter ending June 30, 2009. Due to the adoption of the new accounting standards, on-book receivables are higher by $5.7 billion compared to June 2009, with corresponding higher interest margins and risk costs, as well as the absence of gains and losses on ABS transactions.

While retail originations for the first half of the year were higher than 2009, the managed asset portfolio decreased $1.1 billion from June 2009 due to lower activity levels in the construction equipment market as well as lower dealer financing balances. Delinquency levels during the second quarter showed improvement in both absolute and as percentage values.

Unconsolidated Equipment Operations Subsidiaries

During the second quarter results for the Group’s unconsolidated Equipment Operations subsidiaries improved to $21 million from a $(15) million net loss in the comparable period in the prior year. This improvement in performance was largely driven by the Group’s joint venture in Turkey with TTF, in Japan through our distribution partner HFT and Kobelco Construction Machinery and in Pakistan with Al Ghazi in agricultural tractors. In India, our joint venture with L&T for backhoe production and distribution has improved performance significantly.

Business Development

In Russia, CNH completed the commercial joint venture with Kamaz on May 27, 2010, which is integrally related to the industrial JV which was completed in the first quarter. The company has initiated commercial and industrial activities with the completion of these milestones, with investments to be progressively increased in conjunction with our partners and Russian regulatory approvals. Despite the difficult economic and harvest conditions present in many areas of the CIS, total industry volumes are beginning to recover. Reduced wheat stocks, and a gradually improving financing environment point to improved market conditions for agricultural and construction equipment in 2011.

Other

Exceptional and Other Items

As part of the Group’s divestment of LBX Company LLC on May 10, 2010, the Company recognized an after-tax gain of $4 million.

The Company anticipates the completion of the redemption of its $500 million in notes due in 2014 on July 28, 2010, and as a result, CNH will incur a loss on retirement of debt of $22 million in the third quarter of 2010.

Equipment Operations Cash Flow and Net Debt

	Quarter Ended
(US$ in millions)	6/30/2010	6/30/2009

Net Income (loss)	$140	$(75)
Depreciation & Amortization	66	66
Cash Change in Working Capital*	531	510
Other	417	164

Net Cash Provided (Used)by Operating Activities	1,154	665
Net Cash Provided (Used)by Investing Activities**	(33)	(55)
All Other	107	(60)

(Increase)/Decrease in Net Debt (Cash)	$1,014	$550

Net (Cash) Debt	$(1,770)	$338

*	Net cash change in receivables, inventories and payables including inter-segment receivables and payables.
**	Excluding Net (Deposits In)/Withdrawals from Fiat Cash Pools, as they are a part of Net Debt (Cash).

ABOUT CNH

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE: CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

CNH CONFERENCE CALL AND WEBCAST

CNH management will hold a conference call tomorrow, to review its second quarter 2010 results. The conference call webcast will begin at 7:00 a.m. U.S. Central Time; 8:00 a.m. U.S. Eastern Time. This call can be accessed through the investor information section of the company’s website at www.cnh.com and will be transmitted by CCBN.

NON-GAAP MEASURES

CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables to this press release. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

CNH defines “Equipment Operations gross profit” as net sales of equipment less costs classified as cost of goods sold. CNH defines “Equipment Operations operating profit” as gross profit less costs classified as selling, general and administrative and research and development costs. CNH defines “Equipment Operations gross margin” as gross profit as a percent of net sales of equipment. CNH defines “Equipment Operations operating margin” as operating profit as a percent of net sales of equipment. “Net Debt (Cash)” is defined as total debt (including intersegment debt) less cash and cash equivalents, deposits in Fiat affiliates cash management pools, cash held in trust for redemption of notes due in 2014 and intersegment notes receivable. CNH defines “Net income (loss) and diluted EPS before restructuring and exceptional items” as Net income (loss) attributable to CNH, less restructuring charges and exceptional items, after tax. Equipment Operations “working capital” is defined as accounts and notes receivable and other-net, excluding intersegment notes receivables, plus inventories less accounts payable. The U.S. dollar computation of cash generated from working capital, as defined, is impacted by the effect of foreign currency translation and other non-cash transactions. CNH defines the “change in net sales on a constant currency basis” as the difference between prior year actual net sales and current year net sales translated at prior year average exchange rates. Elimination of the currency translation effect provides constant comparisons without the distortion of currency rate fluctuations.

FORWARD LOOKING STATEMENTS

Forward-looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors which may affect our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers’ access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat S.p.A., the effect of the contemplated demerger pursuant to which CNH would be separated from Fiat S.p.A.’s automotive business, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies and international trade), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers and critical suppliers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2009.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL INFORMATION

For the Three Months Ended June 30, 2010 and 2009

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Three Months Ended June 30,		Three Months Ended June 30,		Three Months Ended June 30,
	2010	2009	2010	2009	2010	2009
	(in millions)
Revenues:
Net sales	$3,938	$3,558	$3,938	$3,558	$—	$—
Finance and interest income	273	228	33	30	343	276

	4,211	3,786	3,971	3,588	343	276

Costs and Expenses:
Cost of goods sold	3,177	3,033	3,177	3,033	—	—
Selling, general and administrative	431	344	319	269	112	75
Research, development and engineering	112	95	112	95	—	—
Restructuring	—	71	—	69	—	2
Interest expense	190	151	78	73	151	108
Interest compensation to Financial Services	—	—	64	47	—	—
Other, net	73	92	39	58	34	35

Total	3,983	3,786	3,789	3,644	297	220

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	228	—	182	(56)	46	56
Income tax provision	111	62	96	49	15	13
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	2	2	33	45	2	2
Equipment Operations	21	(15)	21	(15)	—	—

Net income (loss)	140	(75)	140	(75)	33	45
Net income (loss) attributable to noncontrolling interests	(4)	(8)	(4)	(8)	—	—

Net income (loss) attributable to CNH Global N.V.	$144	$(67)	$144	$(67)	$33	$45

Weighted average shares outstanding:
Basic	238	237

Diluted	238	237

Basic and diluted earnings (loss) per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic EPS	$0.60	($0.28)

Diluted EPS	$0.60	($0.28)

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2009.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include primarily CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the Consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL INFORMATION

For the Six Months Ended June 30, 2010 and 2009

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Six Months Ended June 30,		Six Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009	2010	2009
	(in millions)
Revenues:
Net sales	$7,175	$6,610	$7,175	$6,610	$—	$—
Finance and interest income	556	442	62	64	683	534

	7,731	7,052	7,237	6,674	683	534

Costs and Expenses:
Cost of goods sold	5,875	5,660	5,875	5,660	—	—
Selling, general and administrative	825	724	615	562	210	162
Research, development and engineering	211	188	211	188	—	—
Restructuring	2	73	2	70	—	3
Interest expense	392	337	159	152	311	248
Interest compensation to Financial Services	—	—	111	89	—	—
Other, net	129	167	71	105	58	66

Total	7,434	7,149	7,044	6,826	579	479

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	297	(97)	193	(152)	104	55
Income tax provision	181	79	156	66	25	13
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	5	4	84	46	5	4
Equipment Operations	28	(36)	28	(36)	—	—

Net income (loss)	149	(208)	149	(208)	84	46
Net income (loss) attributable to noncontrolling interests	(11)	(15)	(11)	(15)	—	—

Net income (loss) attributable to CNH Global N.V.	$160	$(193)	$160	$(193)	$84	$46

Weighted average shares outstanding:
Basic	238	237

Diluted	238	237

Basic and diluted earnings (loss) per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic EPS	$0.67	($0.81)

Diluted EPS	$0.67	($0.81)

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2009.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include primarily CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the Consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEET

AND SUPPLEMENTAL INFORMATION

As of June 30, 2010 (Unaudited) and December 31, 2009

	Consolidated		Equipment Operations		Financial Services
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
	(in millions)
ASSETS
Cash and cash equivalents	$874	$1,263	$302	$290	$572	$973
Deposits in Fiat affiliates cash management pools	3,512	2,251	3,427	2,144	85	107
Accounts, notes receivable and other - net	14,283	8,426	866	788	13,777	7,952
Intersegment notes receivable	—	—	3,032	2,398	487	634
Inventories	3,000	3,297	3,000	3,297	—	—
Property, plant and equipment, net	1,636	1,764	1,634	1,761	2	3
Equipment on operating leases - net	613	646	2	3	611	643
Investment in Financial Services	—	—	2,058	2,377	—	—
Investments in unconsolidated affiliates	394	415	325	330	69	85
Goodwill and other intangibles	3,061	3,091	2,906	2,935	155	156
Other assets	3,304	2,055	2,269	1,557	1,035	498

Total Assets	$30,677	$23,208	$19,821	$17,880	$16,793	$11,051

LIABILITIES AND EQUITY
Short-term debt	$3,548	$1,972	$54	$136	$3,494	$1,836
Accounts payable	2,215	1,915	2,367	2,061	198	151
Long-term debt, including current maturities	12,573	7,436	4,982	3,532	7,591	3,904
Intersegment debt	—	—	487	634	3,032	2,398
Accrued and other liabilities	5,551	5,075	5,142	4,708	419	384

Total Liabilities	23,887	16,398	13,032	11,071	14,734	8,673
Equity	6,790	6,810	6,789	6,809	2,059	2,378

Total Liabilities and Equity	$30,677	$23,208	$19,821	$17,880	$16,793	$11,051

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2009.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include primarily CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the Consolidated data.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

AND SUPPLEMENTAL INFORMATION

For the Six Months Ended June 30, 2010 and 2009

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Six Months Ended June 30,		Six Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009	2010	2009
	(in millions)
Operating activities:
Net income (loss)	$149	$(208)	$149	$(208)	$84	$46
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	198	189	137	128	61	61
Intersegment activity	—	—	(89)	(42)	89	42
Changes in operating assets and liabilities	(24)	(485)	1,127	432	(1,151)	(917)
Other, net	(130)	(25)	(53)	(80)	(11)	9

Net cash provided (used) by operating activities	193	(529)	1,271	230	(928)	(759)

Investing activities:
Expenditures for property, plant and equipment	(90)	(89)	(90)	(89)	—	—
Expenditures for equipment on operating leases	(174)	(127)	—	—	(174)	(127)
Net collections from retail receivables	98	1,396	—	—	98	1,396
Net withdrawals from (deposits in) Fiat affiliates cash management pools	(1,369)	900	(1,376)	766	7	134
Other, net	133	72	6	(10)	107	82

Net cash provided (used) by investing activities	(1,402)	2,152	(1,460)	667	38	1,485

Financing activities:
Intersegment activity	—	—	(642)	(197)	642	197
Net increases (decreases) in indebtedness	1,391	(1,410)	1,396	(691)	(5)	(719)
Other, net	(543)	—	(543)	—	(130)	—

Net cash provided (used) by financing activities	848	(1,410)	211	(888)	507	(522)

Effect of foreign exchange rate changes on cash and cash equivalents	(28)	98	(10)	4	(18)	94

Increase (decrease) in cash and cash equivalents	(389)	311	12	13	(401)	298
Cash and cash equivalents, beginning of period	1,263	633	290	173	973	460

Cash and cash equivalents, end of period	$874	$944	$302	$186	$572	$758

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2009.

The supplemental Equipment Operations (with Financial Services on the equity basis) data in these statements include primarily CNH Global N.V.’s agricultural and construction equipment operations. The supplemental Financial Services data in these statements include primarily CNH Global N.V.’s financial services business. Transactions between Equipment Operations and Financial Services have been eliminated to arrive at the Consolidated data.

CNH GLOBAL N.V.

TOTAL DEBT AND NET DEBT (CASH)

For the Six Months Ended June 30, 2010 and 2009

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
	(in millions)
Short-term debt:
With Fiat affiliates	$392	$537	$17	$7	$375	$530
Owed to securitization investors	1,440	—	—	—	1,440	—
Other	1,716	1,435	37	129	1,679	1,306
Intersegment	—	—	—	161	2,497	1,594

Total short-term debt	3,548	1,972	54	297	5,991	3,430

Long-term debt:
With Fiat affiliates	1,707	2,352	862	931	845	1,421
Owed to securitization investors	4,319	—	—	—	4,319	—
Other	6,547	5,084	4,120	2,601	2,427	2,483
Intersegment	—	—	487	473	535	804

Total long-term debt	12,573	7,436	5,469	4,005	8,126	4,708

Total debt:
With Fiat affiliates	2,099	2,889	879	938	1,220	1,951
Owed to securitization investors	5,759	—	—	—	5,759	—
Other	8,263	6,519	4,157	2,730	4,106	3,789
Intersegment	—	—	487	634	3,032	2,398

Total debt	16,121	9,408	5,523	4,302	14,117	8,138

Less:
Cash and cash equivalents	874	1,263	302	290	572	973
Deposits in Fiat affiliates cash management pools	3,512	2,251	3,427	2,144	85	107
Cash held in trust for redemption of notes due in 2014	532	—	532	—	—	—
Intersegment notes receivable	—	—	3,032	2,398	487	634

Net debt (cash)	$11,203	$5,894	$(1,770)	$(530)	$12,973	$6,424

Note: Net Debt (Cash) is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three and Six Months Ended June 30, 2010 and 2009

(Unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2010	2009	% Change	2010	2009	% Change
	(in millions)
1. Revenues and net sales:
Net sales
Agricultural equipment	$3,148	$3,011	4.5%	$5,773	$5,583	3.4%
Construction equipment	790	547	44.4%	1,402	1,027	36.5%

Total net sales	3,938	3,558	10.7%	7,175	6,610	8.5%
Financial services	343	276	24.3%	683	534	27.9%
Eliminations and other	(70)	(48)		(127)	(92)

Total revenues	$4,211	$3,786	11.2%	$7,731	$7,052	9.6%

2. Net sales on a constant currency basis:

Agricultural equipment net sales	$3,148	$3,011	4.5%	$5,773	$5,583	3.4%
Effect of currency translation	(67)		(2.2%)	(260)		(4.7%)

Agricultural equipment net sales on a constant currency basis	$3,081	$3,011	2.3%	$5,513	$5,583	(1.3%)

Construction equipment net sales	$790	$547	44.4%	$1,402	$1,027	36.5%
Effect of currency translation	(32)		(5.8%)	(85)		(8.3%)

Construction equipment net sales on a constant currency basis	$758	$547	38.6%	$1,317	$1,027	28.2%

Total Equipment Operations net sales on a constant currency basis	$3,839	$3,558	7.9%	$6,830	$6,610	3.3%

Note: Net sales on a constant currency basis is a non-GAAP financial measure. See description of non-GAAP measures contained in this release.

CNH GLOBAL N.V.

SUPPLEMENTAL SCHEDULES

For the Three and Six Months Ended June 30, 2010 and 2009

(Unaudited)

	Three Months Ended June 30,				Six Months Ended June 30,
	2010		2009		2010		2009
	(in millions)

3. Equipment Operations gross and operating profit and margin:
Net sales	$3,938	100.0%	$3,558	100.0%	$7,175	100.0%	$6,610	100.0%
Less:
Cost of goods sold	3,177	80.7%	3,033	85.2%	5,875	81.9%	5,660	85.6%

Equipment Operations gross profit	761	19.3%	525	14.8%	1,300	18.1%	950	14.4%
Less:
Selling, general and administrative	319	8.1%	269	7.6%	615	8.6%	562	8.5%
Research and development	112	2.8%	95	2.7%	211	2.9%	188	2.8%

Equipment Operations operating profit	$330	8.4%	$161	4.5%	$474	6.6%	$200	3.0%

Gross profit and margin:
Agricultural equipment	$644	20.5%	$523	17.4%	$1,124	19.5%	$940	16.8%
Construction equipment	117	14.8%	2	0.4%	176	12.6%	10	1.0%

Equipment Operations gross profit	$761	19.3%	$525	14.8%	$1,300	18.1%	$950	14.4%

Operating profit and margin:
Agricultural equipment	$317	10.1%	$255	8.5%	$497	8.6%	$385	6.9%
Construction equipment	13	1.6%	(94)	(17.2)%	(23)	(1.6)%	(185)	(18.0)%

Equipment Operations operating profit	$330	8.4%	$161	4.5%	$474	6.6%	$200	3.0%

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	(in millions, except per share data)

4. Net income (loss) and diluted earnings (loss) per share before restructuring and exceptional items:
Net income (loss) attributable to CNH	$144	$(67)	$160	$(193)

Restructuring, after tax:
Restructuring	—	71	2	73
Tax benefit	—	(19)	—	(20)

Restructuring, after tax	—	52	2	53

Exceptional items:
Gain from the sale of business, net of tax	(4)	—	(4)	—

Tax charge for Medicare Part D retiree drug subsidy	—	—	20	—

Net income (loss) before restructuring and exceptional items	$140	$(15)	$178	$(140)

Weighted average common shares outstanding - diluted	238	237	238	237

Diluted earnings (loss) per share before restructuring and exceptional items	$0.59	$(0.06)	$0.75	$(0.59)

	Balance as of December 31, 2009	Effect of Foreign Currency Translation	Non-Cash Transactions	Balance as of June 30, 2010	Cash Generated from Working Capital
	(in millions)

5. Equipment Operations cash generated from working capital
Accounts, notes receivable and other – net – Total	$788	$(35)	$9	$866	$(104)
Inventories	3,297	(210)	—	3,000	87
Accounts payable - Total	(2,061)	189	—	(2,367)	495

Working Capital	$2,024	$(56)	$9	$1,499	$478

Note: Equipment Operations Gross and Operating Profit, Net Income and Diluted Earnings Per Share Before Restructuring and Exceptional Items and Working Capital are non-GAAP financial measures. See description of non-GAAP measures contained in this release.

2010 Second Quarter

Financial Results

July 21, 2010

Harold Boyanovsky

President and Chief Executive Officer

Richard Tobin

Chief Financial Officer

Marco Casalino

Vice President and Treasurer

Gerry Spahn

Senior Director, Investor Relations

This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors which may affect our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers’ access to credit, restrictive covenants in our debt agreements, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat S.p.A., the effect of the contemplated demerger pursuant to which CNH would be separated from Fiat S.p.A.’s automotive business, political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including those related to tax, healthcare, retiree benefits, government subsidies and international trade), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers and critical suppliers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2009.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

•	Net sales of equipment of $3.9 billion, up 10.7% in the second quarter and $7.2 billion, up 8.5% for the first six months

—	Agricultural equipment 4.5% in the second quarter and 3.4% for the first six months

—	Construction equipment 44.4% in the second quarter and 36.5% for the first six months

•	Equipment operations operating profit increase of $169 Million compared to Q2 2009, and $274 million compared to the first six months of 2009

—	Q2 Operating Margin increased to 8.4% compared to 4.5% in Q2, 2009

—	First Half Operating Margin increased to 6.6% compared to 3.0% in the first half of 2009

•	Equipment operations net cash position increased by $1.2 Billion to $1.8 Billion for the six months

•	Net income before restructuring and exceptional items of $140 Million in the second quarter and $178 for the first six months

	Q2 2010	YTD 2010

— Basic EPS before restructuring and exceptional items:	$0.59/share	$0.75/share

— Diluted EPS before restructuring and exceptional items:	$0.59/share	$0.75/share

U.S. GAAP, US$ in mils.	Quarter Ended		Percent
Except per share data and percentage	06/30/10	06/30/09	Change

Net Sales of Equipment	$3,938	$3,558	11%

Equipment Operations Operating Profit *	$330	$161	105%

Financial Services Net Income	$33	$45	(27)%

Net Income (Loss) Before Restructuring and Exeptional Items *	$140	$(15)	nm

Diluted EPS Before Restructuring and Exeptional Items *	$0.59	$(0.06)	nm

Equipment Operations cash provided (used) by Operating Activity	$1,154	$665	74%

Equipment Operations Net Debt (Cash) *	$(1,770)	$338	nm

*	See Appendix for Definition and U.S. GAAP Reconciliation

(U.S. GAAP, US$ in mils.)

*	See Appendix for Geographic Information

(U.S. GAAP, US$ in mils.)

*	See Appendix for Definition and U.S. GAAP Reconciliation

(U.S. GAAP, US$ in mils.)

•	Volume: increased in both construction and agricultural equipment

•	Net Pricing: positive on both agricultural and construction equipment

•	Production cost: as a result of reduced input costs and prior period restructuring of industrial footprint

•	SG&A: up to support sales growth and international expansion

•	Other: improved cost of quality and FX on transactions and translation

*	See Appendix for Definition and U.S. GAAP Reconciliation

CNH Global Reach
Contribution from Equipment Operations JV's

Significant Unconsolidated Subsidiaries (▲ red)

Russia
Kamaz - Tractors, Combine, CE
Commercial and Manufacturing

Turkey
TTF - Tractors

Japan
KCM - Excavators

HFT – Tractors

Pakistan
Al Ghazi – Tractors

India
L&T – Tractors Loaders Backhoe

Other International Region Consolidated Subsidiaries (▲ blue)

China
Harbin – Tractors
Shanghai - Tractors

Uzbekistan
Tashkent - Tractors, Planters

Equity in Net Income of Equipment Operations Unconsolidated Joint Ventures
(USD in million)

$21
($15)
Q2 '09
Q2 '10

- **Improved performance in:**
  - Turkey
  - Japan
  - Pakistan
  - India
- **Finalized commercial JV in Russia with KAMAZ, Q2 2010**
  - Following our announcement of industrial JV with Kamaz in Q1 2010

CNH Global Second Quarter 2010 Conference Call – July 21, 2010 9

(U.S. GAAP, US$ in mils.)

The main drivers of the change in the Net Cash during Q2 2010 were as follows:

Net Cash increased by $1.0 billion

*	See Appendix for Definition and U.S. GAAP Reconciliation
**	Primarily other operating assets and liabilities and the effect of currency

(U.S. GAAP, US$ in mils.)

	Second Quarter
	2010	2009
Net Income (loss)	$140	$(75)
Depreciation & Amortization	66	66
Cash Change in Working Capital **	531	510
Other	417	164

Net Cash From Operating Activities	1,154	665
Net Cash From Investing Activities ***	(33)	(55)
All Other, Including FX Impact for the Period	(107)	(60)

(Increase) / Decrease in Net Debt (Cash)	$1,014	$550

Cash Changes in Working Capital

Account Receivables	$52	$250
Inventories	166	668
Account Payables	313	(408)

Cash Change in Working Capital **	$531	$510

*	See Appendix for Definition and US GAAP Reconciliation
**	Net change in receivables, inventories and payables including inter-segment receivables and payables
***	Excluding Net (Deposits In) Withdrawals from Fiat Cash Pools, as they are part of Net Debt (Cash)

First Half 2010

U.S. GAAP, US$ in mils. Except per share data and percentage	Six Months Ended		Percent Change
	06/30/10	06/30/09

Net Sales of Equipment	$7,175	$6,610	9%

Equipment Operations Operating Profit *	$474	$200	137%

Financial Services Net Income	$84	$46	83%

Net Income (Loss) Before Restructuring and Exeptional Items *	$178	$(140)	nm

Diluted EPS Before Restructuring and Exeptional Items *	$0.75	$(0.59)	nm

Equipment Operations cash provided (used) by Operating Activity	$1,271	$230	453%

Equipment Operations Net Debt (Cash) *	$(1,770)	$338	nm

*	See Appendix for Definition and U.S. GAAP Reconciliation

(U.S. GAAP, US$ in mils.)

*	See Appendix for Geographic Information

(U.S. GAAP, US$ in mils.)

*	See Appendix for Definition and U.S. GAAP Reconciliation

Inventory and Market Outlook

•	Second Quarter Overproduction vs. Retail 2%

•	8% Reduction in Forward Months of Supply

•	Second Quarter Underproduction vs. Retail 14%

•	56% Reduction in Forward Months of Supply

Source: CNH Internal Elaboration

Global Commodity Prices per Metric Ton

Source: IHS Global Insight July 2010	Note:	Marketing year ending May 31 of year indicated for Wheat and August 31 for Corn and Soybean

Global GDP Trends

	2008	2009	2010F	2011F	2012F	2013F	2014F
World	1.7%	-2.1%	3.0%	3.2%	3.7%	3.6%	3.6%

North America	0.4%	-2.4%	2.9%	2.9%	3.7%	3.2%	2.7%

Europe	0.7%	-4.1%	1.1%	1.7%	2.1%	2.3%	2.5%

CIS	5.2%	-7.4%	2.7%	4.0%	3.9%	4.0%	4.0%

Asia less Japan	5.8%	4.4%	7.1%	6.4%	6.6%	6.7%	6.7%

Latin America	5.1%	-0.6%	3.5%	4.7%	4.7%	4.4%	4.3%

US Nonresidential Construction Spending

$US in billions

US Housing Starts

In millions of Units

Source: IHS Global Insight July 2010

* See Appendix for Geographic Information	CNH Internal Elaboration - Preliminary Results (Units in thousands)

CNH Internal Elaboration - (Units in thousands)

•	Global AG market demand flat vs. last year

•	LA expected to remain strong

•	Continued weakness in WE stemming from uncertain macro conditions

•	Steady to positive outlook for NA

•	Worldwide industry demand for Light & Heavy Equipment up 25–30%

•	Construction activity up in LA & ROW regions lead to global industry growth

*	See Appendix for Geographic Information

•	Both agricultural and construction equipment to improve performance over prior year

•	New product launches

•	Construction equipment

•	New backhoe in Q4

•	New skid steer in Q1

•	Construction equipment

•	New utility tractor Q4

•	Tier IV deployment in high horsepower agricultural equipment

•	2010 targets confirmed

•	Probable change in full year outlook at close of Q3

Please Contact Investor Relations:

Gerry Spahn	phone:	1-630-887-2385	e-mail: gerry.spahn@cnh.com

Federico Catasta	phone:	1-630-887-3745	e-mail: federico.catasta@cnh.com

Case New Holland Inc.
6900 Veterans Boulevard
Burr Ridge, Illinois 60527
USA

	Fax:	1-630-887-3890
	E-mail:	wwinvestorrelations@cnh.com
Website: www.cnh.com

Appendix

•	Geographic Area as Defined by CNH are:

•	North America – United States and Canada

•	Western Europe – Austria, Belgium, Denmark, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom

•	Latin America – Mexico, Central and South America, and the Caribbean Islands

•	Rest of World – those areas not included in North America, Western Europe and Latin America as defined above.

•	Market Share / Market Position Data

•	Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries, with the exception of India.

•

In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of World markets and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau.

•

Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil and any country where local shipments are not reported.

•

In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

	Q2 2010		First Half 2010
	% Change vs 2009	of which Currency	% Change vs 2009	of which Currency
(U.S. GAAP, US$ in mils.)

North America	11%	3%	3%	3%

AG	9	3	3	3

CE	24	3	5	3

Western Europe	(13)%	(4)%	(13)%	1%

AG	(15)	(3)	(15)	1

CE	5	(5)	4	—

Latin America	85%	21%	90%	27%

AG	65	17	76	24

CE	118	29	119	34

Rest of World	10%	4%	10%	5%

AG	3	5	4	6

CE	39	(3)	40	(1)

World	11%	3%	9%	5%

AG	5	2	3	5

CE	44	6	36	8

*	See Appendix for Geographic Information

	AG		CE
Industry % Change Year over Year	Tractors	Combines	Light Eq	Heavy Eq

Western Europe	(16)%	(35)%	20%	9%

France	(39)%	(33)%	24%	28%
Germany	(13)%	(47)%	30%	17%
Italy	(13)%	(36)%	16%	(5)%
Spain	(12)%	35%	(8)%	21%
UK	(17)%	(34)%	20%	6%
All Other	(4)%	(29)%	15%	4%

Latin America	39%	41%	105%	155%

Brazil	55%	26%	99%	152%
Argentina	67%	34%	68%	162%
All Other	104%	79%	114%	166%

Rest of World	(7)%	10%	64%	103%

Australia & New Zealand	(23)%	165%	110%	153%
Eastern Europe **	8%	(13)%	(4)%	27%
CIS ***	45%	60%	322%	441%
China	(17)%	138%	102%	107%
Pakistan	(5)%	—	—	(41)%
Turkey	161%	850%	188%	359%
South Africa	17%	(36)%	256%	198%
All Other	18%	1%	55%	99%

*	See Appendix for Geographic Information
**	Eastern Europe includes: Albania, Bosnia Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Macedonian Republic, Malta, Monaco, Montenegro, Poland, Romania, Serbia, Slovakia, Slovenia
***	CIS: Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Republic of Moldova, Russia, Tajikistan, Turkmenistan, Ukraine, Uzbekistan

	AG		CE
Industry % Change Year over Year	Tractors	Combines	Light Eq	Heavy Eq

Western Europe	(19)%	(35)%	10%	1%

France	(36)%	(38)%	14%	10%
Germany	(19)%	(42)%	7%	4%
Italy	(14)%	(24)%	10%	(10)%
Spain	(17)%	(13)%	(2)%	1%
UK	(16)%	(24)%	15%	10%
All Other	(12)%	(36)%	5%	(6)%

Latin America	34%	57%	98%	126%

Brazil	54%	57%	106%	162%
Argentina	51%	53%	136%	120%
All Other	78%	44%	70%	93%

Rest of World	9%	(1)%	69%	97%

Australia & New Zealand	(20)%	(30)%	137%	98%
Eastern Europe **	(5)%	(14)%	(20)%	(14)%
CIS ***	(28)%	36%	264%	207%
China	5%	131%	95%	102%
Pakistan	6%	-	-	(60)%
Turkey	175%	547%	244%	393%
South Africa	(18)%	(43)%	142%	44%
All Other	5%	(10)%	72%	100%

*	See Appendix for Geographic Information
**	Eastern Europe includes: Albania, Bosnia Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Macedonian Republic, Malta, Monaco, Montenegro, Poland, Romania, Serbia, Slovakia, Slovenia
***	CIS: Armenia, Azerbaijan, Belarus, Georgia, Kazakhstan, Kyrgyzstan, Republic of Moldova, Russia, Tajikistan, Turkmenistan, Ukraine, Uzbekistan

(U.S. GAAP, US$ in mils.)

The following table summarizes CNH credit lines and total debt at June 30, 2010:

	June 30 2010					December 31 2009
	Line	Drawn			Available Consol.	Line	Drawn
		Consol.	Eq.Op.	FS			Consol.	Eq.Op.	FS

Committed Lines with Third Parties	1,031	1,031	894	137	—	1,060	1,060	952	108
ABCP Facilities and BNDES Financing *	5,140	3,908	—	3,908	1,232	3,713	2,461	—	2,461
Uncommitted Lines with Third Parties	1,479	1,030	29	1,001	449	566	299	37	262
Committed Revolving Credit Facility with Fiat	—	—	—	—	—	1,000	418	16	402
Uncommitted Lines with Fiat	2,430	623	4	619	1,807	2,848	580	2	578

Total Credit Lines	10,080	6,592	927	5,665	3,488	9,187	4,818	1,007	3,811

of which with Fiat support	3,743	1,936	372	1,564	1,807	5,255	2,405	450	1,955

Bonds		3,217	3,217	—			1,723	1,723	—
Third Party Loans *		4,836	18	4,818			975	18	957
Fiat Loans		1,476	874	602			1,892	920	972
Intersegment Loans		—	487	3,032			—	634	2,398

Total Notes and Loans		9,529	4,596	8,452			4,590	3,295	4,327

Total Debt		16,121	5,523	14,117			9,408	4,302	8,138

*	Items impacted by the adoption of FAS 166 & FAS 167 on January 1, 2010

(U.S. GAAP, US$ in mils.)

The following table summarizes CNH’s Equipment Operations long term debt maturities at June 30, 2010 and December 31, 2009:

	June 30, 2010	December 31, 2009
Public Notes **

Payable in 2009 (June)	$1,490	$—

Payable in 2013 (September)	977	973

Payable in 2014*** (March)	500	500

Payable in 2016 (January)	250	250

Total Public Notes	3,217	1,723

Funding from Fiat Affiliates

Fiat Committed Revolving Facility	—	16

Notes Payable in 2010 (May) and 2012 (August)	62	115

Notes Payable in 2017 (June)	800	800

	862	931

Other Long Term Uses of Credit Lines	887	861

Other Long Term Debt	17	17

Long Term Intersegment	487	473

Total	$5,470	$4,005

*	Including Current Maturities of Long Term Debt.
**	Public Notes are reported net of any premium/discount.
***	Called as of June 28, 2010 with redemption on July 28, 2010

CNH utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these Measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent in the accompanying tables in this presentation. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

Non-GAAP measures include:

•	Net Income (Loss) Before Restructuring and Exceptional Items

•	Operating Profit

•	Net Debt

CNH defines net income (loss) before restructuring and exceptional item as net income (loss) attributable to CNH, less restructuring charges and exceptional items, after tax. We believe that net income (loss) before restructuring and exceptional items is a useful figure for measuring the performance of our operations.

(U.S. GAAP, US$ in mils., except per share data)

	Second Quarter		Year-to-Date
	2010	2009	2010	2009

Net income (loss) attributable to CNH	$144	$(67)	$160	$(193)

Restructuring, after tax:

Restructuring	—	71	2	73

Tax benefit	—	(19)	—	(20)

Restructuring, after tax	—	52	2	53

Exceptional items:

Gain from the sale of business, net of tax	(4)	—	(4)	—

Tax charge for Medicare Part D retiree drug subsidy	—	—	20	—

Net Income (loss) before restructuring and exceptional items	$140	$(15)	$178	$(140)

Weighted average common shares outstanding—diluted	238	237	238	237

Diluted earnings (loss) per share before restructuring and exceptional items	$0.59	$(0.06)	$0.75	$(0.59)

CNH defines Equipment Operations Gross Profit as net sales less of equipment cost of goods sold. CNH defines Equipment Operations Operating Profit as Gross Profit less selling, general and administrative and research and development costs. Operating Margin is Operating Profit expressed as a percentage of net sales of equipment. The following table summarizes the computation of Equipment Operations Gross and Operating Profit for all periods presented:

(U.S. GAAP, US$ in mils.)

	Second Quarter				Year-to-Date
	2010	% of Net Sales	2009	% of Net Sales	2010	% of Net Sales	2009	% of Net Sales
Net sales	$3,938		$3,558		$7,175		$6,610
Less:
Cost of goods sold	3,177		3,033		5,875		5,660

Gross Profit	761	19.3%	525	14.8%	1,300	18.1%	950	14.4%
Less:
Selling, general and administrative	319		269		615		562
Research and development	112		95		211		188

Operating Profit	$330	8.4%	$161	4.5%	$474	6.6%	$200	3.0%

U.S. GAAP Operating Profit by Segment
Agricultural Equipment	$317	10.1%	$255	8.5%	$497	8.6%	$385	6.9%
Construction Equipment	$13	1.6%	$(94)	(17.2)%	$(23)	(1.6)%	$(185)	(18.0)%

(U.S. GAAP, US$ in mils.)

	Second Quarter		Year-to-Date
	Three Month Ended June 30		Six Months Ended June 30
	2010	2009	2010	2009
Trading Profit Under IFRS

Agricultural Equipment	$289	$219	$443	$327

Construction Equipment	5	(102)	(30)	(205)

Financial Services	47	48	104	107

Trading Profit Under IFRS	341	165	517	229

The following reconciles trading profit to operating profit under US GAAP:

Equipment Operations Trading Profit Under IFRS	$294	$117	$413	$122

Accounting for Benefit Plans	(1)	(10)	(7)	(20)
Intangible Asset Amortization, Primarily Development Costs	(46)	(30)	(83)	(55)

IFRS Reclassifications *	61	45	113	85

Other Adjustments	(17)	(19)	(33)	(37)

Total Adjustments	(3)	(14)	(10)	(27)

Plus: U.S. GAAP “Other, net”	39	58	71	105

U.S. GAAP Operating Profit	$330	$161	$474	$200

*	The net reclassification of interest compensation to Financial Services to cost of goods sold and the interest component of unfunded benefit plans to interest expense

The following table sets forth total debt and “Net Debt (Cash)”—total debt (including intersegment debt) less cash and cash equivalents, deposits in Fiat affiliates cash management pools, cash held in trust for the redemption of note due in 2014 and intersegment notes receivable—as of June 30, 2010 and December 31, 2009:

		Consolidated		Equipment Operations		Financial Services
(in millions)		30-Jun-10	31-Dec-09	30-Jun-10	31-Dec-09	30-Jun-10	31-Dec-09

Short-term debt:	With Fiat affiliates	$392	$537	$17	$7	$375	$530

	Owed to securitization investors	1,440	—	—	—	1,440	—

	Other	1,716	1,435	37	129	1,679	1,306

	Intersegment	—	—	—	161	2,497	1,594

	Total short-term debt	$3,548	$1,972	$54	$297	$5,991	$3,430

Long-term debt:	With Fiat affiliates	$1,707	$2,352	$862	$931	$845	$1,421

	Owed to securitization investors	4,319	—	—	—	4,319	—

	Other	6,547	5,084	4,120	2,601	2,427	2,483

	Intersegment	—	—	487	473	535	804

	Total long-term debt	$12,573	$7,436	$5,469	$4,005	$8,126	$4,708

Total debt:	With Fiat affiliates	$2,099	$2,889	$879	$938	$1,220	$1,951

	Owed to securitization investors	5,759	—	—	—	5,759	—

	Other	8,263	6,519	4,157	2,730	4,106	3,789

	Intersegment	—	—	487	634	3,032	2,398

	Total debt	$16,121	$9,408	$5,523	$4,302	$14,117	$8,138

Less:	Cash and cash equivalents	$874	$1,263	$302	$290	$572	$973

	Deposits in Fiat affiliates cash management pools	3,512	2,251	3,427	2,144	85	107

	Cash held in trust for redemption of note due in 2014	532	—	532	—	—	—

	Intersegment notes receivable	—	—	3,032	2,398	487	634

	Net debt (cash)	$11,203	$5,894	$(1,770)	$(530)	$12,973	$6,424

(U.S. GAAP, US$ in mils.)

The main drivers of the change in the Net Cash during 1H 2010 were as follows:

Net Cash increased by $1.2 billion

*	See Appendix for Definition and U.S. GAAP Reconciliation
**	Primarily other operating assets and liabilities and the effect of currency

(U.S. GAAP, US$ in mils.)

	First Half
	2010	2009
Net Income (loss)	$149	$(208)
Depreciation & Amortization	137	128
Cash Change in Working Capital **	478	40
Other	507	270

Net Cash From Operating Activities	1,271	230
Net Cash From Investing Activities ***	(84)	(99)
All Other, Including FX Impact for the Period	53	(46)

(Increase) / Decrease in Net Debt (Cash)	$1,240	$85

Cash Changes in Working Capital

Account Receivables	$(104)	$342
Inventories	87	488
Account Payables	495	(790)

Cash Change in Working Capital **	$478	$40

*	See Appendix for Definition and US GAAP Reconciliation
**	Net change in receivables, inventories and payables including inter-segment receivables and payables
***	Excluding Net (Deposits In) Withdrawals from Fiat Cash Pools, as they are part of Net Debt (Cash)

End